FORM 51-102F.3
Securities Act
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1.	REPORTING ISSUER
Hard Creek Nickel Corporation
Suite 1060, 1090 West Georgia Street,
Vancouver, BC Canada V6E 3V7

ITEM 2.	DATE OF MATERIAL CHANGE
June 1, 2010

ITEM 3.	PRESS RELEASE
Press release dated May 27, 2010 and delivered to the TSX and Marketwire.

ITEM 4.	SUMMARY OF MATERIAL CHANGE
2,109,461 warrants have been exercised.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE
From a previous Private Placement, dated May 2007 – a brokered Private Placement of 5,419,603 Units and a non brokered Private Placement of 20,000 Units at a price of $2.20 was completed.

Each Unit consisted of one common share and one half of a share purchase warrant. One full warrant was exercisable into one common share at $3.00, expiry dated November 22, 2008 and November 29, 2008 respectively.

In April 2008 the warrants were repriced to $1.00 from $3.00 and the date of expiry extended to May 22, 2009 and May 29, 2009 respectively.

In December 2008 the warrants were again repriced from $1.00 to $0.30 and the date of expiry extended to May 22, 2010 and May 29, 2010 respectively.

2,109,461 warrants have been exercised.

ITEM 6.	RELIANCE OF SECTION 85(2) OF THE ACT
Not applicable.

ITEM 7.	OMITTED INFORMATION
No material information has been omitted from the reports in reliance upon Section 85(3) of the Securities Act.

ITEM 8.	SENIOR OFFICER
Contact: Leslie Young, Corporate Secretary (604) 681-2300.

ITEM 9	STATEMENT OF OFFICER
The foregoing accurately discloses the material changes referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 2nd day of June, 2010.

HARD CREEK NICKEL CORPORATION

“Leslie Young”
Leslie Young, Corporate Secretary
Corporate Secretary

May 27, 2010	Trading Symbol: TSX:HNC

Hard Creek Nickel Warrants Exercised

(VANCOUVER) – Mark Jarvis, President of Hard Creek Nickel Corp. (TSX – HNC) announced today that 2,109,461 warrants have been exercised at $0.30 for a total of $632,838.30. These warrants expired on May 22, 2010.

On behalf of the Board of Directors,

“Mark Jarvis”

     Mark Jarvis, President
HARD CREEK NICKEL CORPORATION

The TSX does not accept responsibility for the accuracy or adequacy of this news release.

Ste. 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com